UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2015 (Six months ended September 30, 2015) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 13, 2015

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 26, 2015	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 4, 2015
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2015 (for the six months ended September 30, 2015)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2015	1,637,697	8.2	574,590	6.8	384,198	8.1
1H F2014	1,512,631	(1.8)	537,895	(5.1)	355,290	(17.3)

Note:	Comprehensive Income: 1H F2015: ¥96,820 million, (87.0)%; 1H F2014: ¥744,808 million, 43.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2015	15.48	15.13
1H F2014	14.51	14.00

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2015	192,246,749	9,264,830	4.2
Fiscal 2014	189,684,749	9,800,538	4.3

Reference:	Own Capital: As of September 30, 2015: ¥8,075,974 million; As of March 31, 2015: ¥8,161,121 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2014	—	3.50	—	4.00	7.50
Fiscal 2015	—	3.75
Fiscal 2015 (estimate)			—	3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2015 (for the fiscal year ending March 31, 2016)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2015	630,000	2.9	25.29

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2015: No
	2.	The number of shares of common stock used in the above calculation is based on the following:
		•	The average of “the average number of shares during the 1H Fiscal 2015” and “the number of shares as of September 30, 2015 (which is expected to be the average number of shares during the 2H of fiscal 2015)” is used.
		•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2015.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of September 30, 2015	24,870,929,677 shares	As of March 31, 2015	24,621,897,967 shares
② Period-end treasury stock:	As of September 30, 2015	12,395,841 shares	As of March 31, 2015	11,649,262 shares
③ Average number of outstanding shares :	1st Half of Fiscal 2015	24,718,566,203 shares	1st Half of Fiscal 2014	24,279,780,308 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2015 (for the six months ended September 30, 2015)

(1) Non-Consolidated Results of Operations	(%: Changes from the previous first half)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2015	311,130	(13.8)	297,082	(14.6)	293,675	(15.3)	301,115	(13.0)
1H F2014	360,988	19.9	347,948	20.0	346,784	20.8	346,230	20.9

	Net Income per Share of Common Stock
		¥
1H F2015		12.12
1H F2014		14.14

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2015	6,929,483	5,279,565	76.1
Fiscal 2014	6,603,104	5,096,205	77.1

Reference:	Own Capital: As of September 30, 2015: ¥5,276,802 million; As of March 31, 2015: ¥5,092,385 million

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2014	—	10.00	—	10.00	20.00
Fiscal 2015	—	10.00
Fiscal 2015 (estimate)			—	10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-8

3.	Interim Non-Consolidated Financial Statements	p.1-9
	(1) Non-Consolidated Balance Sheets	p.1-9
	(2) Non-Consolidated Statements of Income	p.1-10
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-11
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2015

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for November 20, 2015 (Friday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies)

(Application of “Accounting Standard for Business Combinations” and others)

MHFG has applied “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21, September 13, 2013) (hereinafter, the “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013) (hereinafter, the “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, September 13, 2013) (hereinafter, the “Business Divestitures Accounting Standard”) and other standards from this interim period ended September 30, 2015. Accordingly, the accounting methods have been changed to record the difference arising from changes in equity in subsidiaries which MHFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which incurred. In addition, regarding business combinations occurring on or after April 1, 2015, the accounting method has been changed to retroactively reflect adjustments to the amount allocated to acquisition costs arising from the finalization of the provisional accounting treatment on the consolidated financial statements of the period in which the business combination occurs. Furthermore, presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests. In order to reflect the changes in presentation of financial statements, reclassification was made accordingly in the interim consolidated financial statements for the six months ended September 30, 2014 and the consolidated financial statements for the fiscal year ended March 31, 2015.

The Business Combinations Accounting Standard and other standards have been applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2015.

As a result, Goodwill decreased by ¥48,063 million, Retained Earnings decreased by ¥48,999 million, and Capital Surplus increased by ¥935 million as of April 1, 2015. In addition, Ordinary Profits and Income before Income Taxes for the six months ended September 30, 2015 each increased by ¥1,456 million.

As a result of reflection of the cumulative effects on the Net Assets as of April 1, 2015, Capital Surplus increased by ¥935 million and Retained Earnings decreased by ¥48,999 million as of April 1, 2015 in the interim consolidated statements of changes in net assets.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of September 30, 2015
Assets
Cash and Due from Banks	¥29,096,166	¥35,194,504
Call Loans and Bills Purchased	444,115	453,546
Receivables under Resale Agreements	8,582,239	8,618,422
Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340	3,900,412
Other Debt Purchased	3,239,831	2,907,399
Trading Assets	10,781,735	11,565,875
Money Held in Trust	157,728	145,940
Securities	43,278,733	39,996,490
Loans and Bills Discounted	73,415,170	74,276,839
Foreign Exchange Assets	1,623,736	1,657,373
Derivatives other than for Trading Assets	3,544,243	2,958,859
Other Assets	4,066,424	3,537,663
Tangible Fixed Assets	1,078,051	1,078,339
Intangible Fixed Assets	657,556	706,610
Net Defined Benefit Asset	743,382	773,296
Deferred Tax Assets	36,938	37,174
Customers’ Liabilities for Acceptances and Guarantees	5,404,843	4,901,887
Reserves for Possible Losses on Loans	(525,486)	(463,886)
Reserve for Possible Losses on Investments	(2)	—

Total Assets	¥189,684,749	¥192,246,749

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2015	As of September 30, 2015
Liabilities
Deposits	¥97,757,545	¥100,595,584
Negotiable Certificates of Deposit	15,694,906	15,455,822
Call Money and Bills Sold	5,091,198	5,738,107
Payables under Repurchase Agreements	19,612,120	19,677,206
Guarantee Deposits Received under Securities Lending Transactions	2,245,639	2,115,663
Commercial Paper	538,511	628,445
Trading Liabilities	8,743,196	8,964,612
Borrowed Money	7,195,869	7,406,585
Foreign Exchange Liabilities	473,060	560,551
Short-term Bonds	816,705	776,296
Bonds and Notes	6,013,731	6,235,233
Due to Trust Accounts	1,780,768	1,954,690
Derivatives other than for Trading Liabilities	3,474,332	2,653,017
Other Liabilities	4,261,955	4,649,335
Reserve for Bonus Payments	59,869	43,964
Net Defined Benefit Liability	47,518	48,948
Reserve for Director and Corporate Auditor Retirement Benefits	1,527	1,567
Reserve for Possible Losses on Sales of Loans	13	220
Reserve for Contingencies	7,845	6,870
Reserve for Reimbursement of Deposits	15,851	16,684
Reserve for Reimbursement of Debentures	48,878	42,905
Reserves under Special Laws	1,607	1,848
Deferred Tax Liabilities	524,321	433,970
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392	71,897
Acceptances and Guarantees	5,404,843	4,901,887

Total Liabilities	¥179,884,211	¥182,981,918

Net Assets
Common Stock and Preferred Stock	¥2,255,404	¥2,255,790
Capital Surplus	1,110,006	1,111,410
Retained Earnings	2,769,371	3,004,969
Treasury Stock	(3,616)	(4,031)

Total Shareholders’ Equity	6,131,166	6,368,139

Net Unrealized Gains (Losses) on Other Securities	1,737,348	1,386,622
Deferred Gains or Losses on Hedges	26,635	59,105
Revaluation Reserve for Land	146,419	145,446
Foreign Currency Translation Adjustments	(40,454)	(43,751)
Remeasurements of Defined Benefit Plans	160,005	160,410

Total Accumulated Other Comprehensive Income	2,029,955	1,707,834

Stock Acquisition Rights	3,820	2,762
Non-Controlling Interests	1,635,595	1,186,094

Total Net Assets	9,800,538	9,264,830

Total Liabilities and Net Assets	¥189,684,749	¥192,246,749

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Ordinary Income	¥1,512,631	¥1,637,697
Interest Income	698,534	720,592
Interest on Loans and Bills Discounted	453,824	463,500
Interest and Dividends on Securities	159,874	158,508
Fiduciary Income	25,603	26,399
Fee and Commission Income	328,710	369,856
Trading Income	113,185	145,813
Other Operating Income	178,687	186,370
Other Ordinary Income	167,910	188,664
Ordinary Expenses	974,735	1,063,107
Interest Expenses	157,179	197,081
Interest on Deposits	55,961	77,722
Fee and Commission Expenses	70,602	76,897
Trading Expenses	—	1,686
Other Operating Expenses	49,853	41,511
General and Administrative Expenses	648,319	673,456
Other Ordinary Expenses	48,780	72,475

Ordinary Profits	537,895	574,590

Extraordinary Gains	69	19,573
Extraordinary Losses	2,862	2,233

Income before Income Taxes	535,102	591,930

Income Taxes:
Current	118,518	134,814
Deferred	24,692	38,853

Total Income Taxes	143,210	173,667

Profit	391,891	418,262

Profit Attributable to Non-controlling Interests	36,601	34,064

Profit Attributable to Owners of Parent	¥355,290	¥384,198

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Profit	¥391,891	¥418,262
Other Comprehensive Income	352,916	(321,442)
Net Unrealized Gains (Losses) on Other Securities	339,797	(349,353)
Deferred Gains or Losses on Hedges	8,435	32,591
Revaluation Reserve for Land	—	10
Foreign Currency Translation Adjustments	(1,963)	(3,313)
Remeasurements of Defined Benefit Plans	7,268	(1,109)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(621)	(267)

Comprehensive Income	744,808	96,820

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	709,280	63,060
Comprehensive Income Attributable to Non-controlling Interests	35,528	33,759

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215
Cumulative Effects of Changes in Accounting Policies			16,107		16,107
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,109,508	2,331,715	(3,874)	5,692,322
Changes during the period
Issuance of New Shares	431	431			863
Cash Dividends			(88,012)		(88,012)
Profit Attributable to Owners of Parent			355,290		355,290
Repurchase of Treasury Stock				(265)	(265)
Disposition of Treasury Stock		67		298	365
Transfer from Revaluation Reserve for Land			4		4
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	431	498	267,282	33	268,246

Balance as of the end of the period	2,255,404	1,110,007	2,598,997	(3,840)	5,960,569

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549
Cumulative Effects of Changes in Accounting Policies								573	16,681
Balance as of the beginning of the period reflecting Changes in Accounting Policies	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,631	8,321,230
Changes during the period
Issuance of New Shares									863
Cash Dividends									(88,012)
Profit Attributable to Owners of Parent									355,290
Repurchase of Treasury Stock									(265)
Disposition of Treasury Stock									365
Transfer from Revaluation Reserve for Land									4
Net Changes in Items other than Shareholders’ Equity	341,630	8,565	(4)	(3,314)	7,108	353,985	(1,155)	(227,837)	124,992
Total Changes during the period	341,630	8,565	(4)	(3,314)	7,108	353,985	(1,155)	(227,837)	393,239

Balance as of the end of the period	1,075,153	1,887	140,740	(66,828)	(15,871)	1,135,081	2,024	1,616,793	8,714,469

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(100,584)		(100,584)
Profit Attributable to Owners of Parent			384,198		384,198
Repurchase of Treasury Stock				(683)	(683)
Disposition of Treasury Stock		82		268	350
Transfer from Revaluation Reserve for Land			983		983
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	386	468	284,597	(415)	285,036

Balance as of the end of the period	2,255,790	1,111,410	3,004,969	(4,031)	6,368,139

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(100,584)
Profit Attributable to Owners of Parent									384,198
Repurchase of Treasury Stock									(683)
Disposition of Treasury Stock									350
Transfer from Revaluation Reserve for Land									983
Net Changes in Items other than Shareholders’ Equity	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(772,680)
Total Changes during the period	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(487,643)

Balance as of the end of the period	1,386,622	59,105	145,446	(43,751)	160,410	1,707,834	2,762	1,186,094	9,264,830

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

Mizuho Financial Group, Inc.

3. Interim Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2015	As of September 30, 2015
Assets
Current Assets
Cash and Due from Banks	¥12,729	¥21,903
Other Current Assets	77,907	68,811
Total Current Assets	90,636	90,714
Fixed Assets
Tangible Fixed Assets	166,381	166,041
Intangible Fixed Assets	4,269	6,533
Investments	6,341,817	6,666,193
Investments in Subsidiaries and Affiliates	6,023,428	6,023,422
Long-term Loans to Subsidiaries and Affiliates	150,000	500,000
Other Investments	168,389	142,770
Total Fixed Assets	6,512,468	6,838,768

Total Assets	¥6,603,104	¥6,929,483

Liabilities
Current Liabilities
Short-term Borrowings	¥700,135	¥599,985
Short-term Bonds	500,000	500,000
Accrued Corporate Taxes	53	246
Reserve for Bonus Payments	291	325
Other Current Liabilities	8,236	7,405
Total Current Liabilities	1,208,717	1,107,962
Non-Current Liabilities
Bonds and Notes	248,800	500,000
Reserve for Employee Retirement Benefits	2,842	3,377
Other Non-Current Liabilities	46,538	38,577
Total Non-Current Liabilities	298,181	541,954

Total Liabilities	¥1,506,898	¥1,649,917

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,255,404	¥2,255,790
Capital Surplus
Capital Reserve	1,195,296	1,195,682
Other Capital Surplus	66	148
Total Capital Surplus	1,195,363	1,195,831
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,589,574	1,790,105
Retained Earnings Brought Forward	1,589,574	1,790,105
Total Retained Earnings	1,593,924	1,794,455
Treasury Stock	(3,011)	(2,809)

Total Shareholders’ Equity	5,041,680	5,243,268

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	50,704	33,534

Total Valuation and Translation Adjustments	50,704	33,534

Stock Acquisition Rights	3,820	2,762

Total Net Assets	5,096,205	5,279,565

Total Liabilities and Net Assets	¥6,603,104	¥6,929,483

1-9

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Operating Income	¥360,988	¥311,130
Operating Expenses
General and Administrative Expenses	13,040	14,047
Total Operating Expenses	13,040	14,047

Operating Profits	347,948	297,082

Non-Operating Income	5,477	5,983
Non-Operating Expenses	6,641	9,389

Ordinary Profits	346,784	293,675

Extraordinary Gains	—	8,147
Extraordinary Losses	66	2

Income before Income Taxes	346,717	301,821

Income Taxes:
Current	340	651
Deferred	146	54

Total Income Taxes	487	706

Net Income	¥346,230	¥301,115

1-10

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470
Cumulative Effects of Changes in Accounting Policies						1,193	1,193		1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,194,864	—	1,194,864	4,350	1,416,709	1,421,059	(3,233)	4,867,663
Changes during the period
Issuance of New Shares	431	431		431					863
Cash Dividends						(88,012)	(88,012)		(88,012)
Net Income						346,230	346,230		346,230
Repurchase of Treasury Stock								(5)	(5)
Disposition of Treasury Stock			67	67				233	300
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	431	431	67	498	—	258,217	258,217	227	259,375

Balance as of the end of the period	2,255,404	1,195,296	67	1,195,363	4,350	1,674,927	1,679,277	(3,006)	5,127,039

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	30,766	3,179	4,900,417
Cumulative Effects of Changes in Accounting Policies			1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	30,766	3,179	4,901,610
Changes during the period
Issuance of New Shares			863
Cash Dividends			(88,012)
Net Income			346,230
Repurchase of Treasury Stock			(5)
Disposition of Treasury Stock			300
Net Changes in Items other than Shareholders’ Equity	4,952	(1,155)	3,797
Total Changes during the period	4,952	(1,155)	263,173

Balance as of the end of the period	35,719	2,024	5,164,784

1-11

Mizuho Financial Group, Inc.

For the six months ended September 30, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680
Changes during the period
Issuance of New Shares	386	386		386					772
Cash Dividends						(100,584)	(100,584)		(100,584)
Net Income						301,115	301,115		301,115
Repurchase of Treasury Stock								(8)	(8)
Disposition of Treasury Stock			82	82				210	292
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	386	386	82	468	—	200,531	200,531	202	201,587

Balance as of the end of the period	2,255,790	1,195,682	148	1,195,831	4,350	1,790,105	1,794,455	(2,809)	5,243,268

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	50,704	3,820	5,096,205
Changes during the period
Issuance of New Shares			772
Cash Dividends			(100,584)
Net Income			301,115
Repurchase of Treasury Stock			(8)
Disposition of Treasury Stock			292
Net Changes in Items other than Shareholders’ Equity	(17,170)	(1,057)	(18,228)
Total Changes during the period	(17,170)	(1,057)	183,359

Balance as of the end of the period	33,534	2,762	5,279,565

1-12

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2015

(Six months ended September 30, 2015)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2015	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-7

5. Unrealized Gains/Losses on Securities	CON	NON	2-9

6. Projected Redemption Amounts for Securities	NON		2-11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-12

8. Employee Retirement Benefits	NON	CON	2-13

9. Capital Ratio	CON	NON	2-15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-20

5. Coverage on Disclosed Claims under the FRA	NON		2-22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2-24

7. Results of Removal of NPLs from the Balance Sheet	NON		2-25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2-28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-29

(2) Loans to SMEs and Individual Customers	NON		2-29

10. Status of Loans by Region	NON		2-30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-34

2. Number of Directors and Employees	HC	NON	2-35

3. Number of Branches and Offices	NON		2-36

4. Earnings Plan for Fiscal 2015	CON	NON	2-37

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-38

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-39

Non-Consolidated Statement of Changes in Net Assets	NON		2-40

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-41

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-42

Non-Consolidated Statement of Changes in Net Assets	NON		2-43

Statement of Trust Assets and Liabilities	NON		2-44

Comparison of Balances of Principal Items	NON		2-45

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2015

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2015
			Change	First Half of Fiscal 2014
Consolidated Gross Profits	1	1,131,857	64,771	1,067,085
Net Interest Income	2	523,511	(17,843)	541,355
Fiduciary Income	3	26,399	796	25,603
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	292,958	34,851	258,107
Net Trading Income	6	144,127	30,941	113,185
Net Other Operating Income	7	144,859	16,025	128,833
General and Administrative Expenses	8	(673,456)	(25,136)	(648,319)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(14,050)	(2,088)	(11,962)
Losses on Write-offs of Loans	10	(14,220)	(3,770)	(10,449)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	17,998	(69,995)	87,994
Net Gains (Losses) related to Stocks	12	114,850	79,427	35,423
Equity in Income from Investments in Affiliates	13	16,529	2,744	13,784
Other	14	(19,139)	(13,028)	(6,110)

Ordinary Profits	15	574,590	36,694	537,895

Net Extraordinary Gains (Losses)	16	17,340	20,132	(2,792)
Income before Income Taxes	17	591,930	56,827	535,102
Income Taxes—Current	18	(134,814)	(16,296)	(118,518)
—Deferred	19	(38,853)	(14,160)	(24,692)
Profit	20	418,262	26,370	391,891
Profit Attributable to Non-controlling Interests	21	(34,064)	2,537	(36,601)

Profit Attributable to Owners of Parent	22	384,198	28,908	355,290

Credit-related Costs (including Credit Costs for Trust Accounts)	23	3,948	(72,084)	76,032

* Credit-related Costs [23] =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	446,725	33,806	412,919

* Consolidated Net Business Profits [24] =    Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	147	(9)	156
Number of affiliates under the equity method	26	24	3	21

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2015				First Half of Fiscal 2014
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	756,279	66,703	822,982	30,324	792,657
Domestic Gross Profits	2	422,663	54,048	476,711	(27,811)	504,523
Net Interest Income	3	284,799	15,207	300,006	(10,671)	310,677
Fiduciary Income	4		26,782	26,782	1,481	25,301
Trust Fees for Jointly Operated Designated Money Trust	5		1,455	1,455	(20)	1,475
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	110,113	11,519	121,633	2,373	119,260
Net Trading Income	8	6,164	(2,516)	3,648	(11,893)	15,541
Net Other Operating Income	9	21,586	3,054	24,640	(9,100)	33,741
International Gross Profits	10	333,616	12,654	346,270	58,135	288,134
Net Interest Income	11	146,058	4,820	150,878	(8,147)	159,026
Net Fee and Commission Income	12	77,584	(279)	77,305	18,527	58,777
Net Trading Income	13	37,037	3,404	40,442	33,586	6,855
Net Other Operating Income	14	72,935	4,708	77,644	14,170	63,474
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(417,831)	(38,762)	(456,593)	(12,533)	(444,059)
Expense Ratio	16	55.2%	58.1%	55.4%	(0.5%)	56.0%
Personnel Expenses	17	(152,485)	(17,971)	(170,456)	(11,252)	(159,203)
Non-Personnel Expenses	18	(238,266)	(18,755)	(257,022)	1,833	(258,855)
Premium for Deposit Insurance	19	(15,285)	(619)	(15,905)	9,379	(25,284)
Miscellaneous Taxes	20	(27,079)	(2,035)	(29,115)	(3,114)	(26,000)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	338,448	27,940	366,389	17,790	348,598

Excluding Net Gains (Losses) related to Bonds	22	269,355	20,043	289,399	15,843	273,555

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—	—	—

Net Business Profits	24	338,448	27,940	366,389	17,790	348,598

Net Gains (Losses) related to Bonds	25	69,092	7,897	76,989	1,947	75,042

Net Non-Recurring Gains (Losses)	26	72,606	2,802	75,409	(4,938)	80,347
Net Gains (Losses) related to Stocks	27	96,938	2,717	99,656	73,023	26,632
Expenses related to Portfolio Problems	28	(12,015)	(0)	(12,015)	(2,505)	(9,510)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	10,528	1,020	11,548	(73,187)	84,736
Other	30	(22,844)	(936)	(23,780)	(2,268)	(21,511)

Ordinary Profits	31	411,055	30,742	441,798	12,852	428,945

Net Extraordinary Gains (Losses)	32	4,271	742	5,014	7,328	(2,314)
Net Gains (Losses) on Disposition of Fixed Assets	33	4,541	742	5,284	6,899	(1,614)
Losses on Impairment of Fixed Assets	34	(269)	—	(269)	429	(699)
Income before Income Taxes	35	415,326	31,485	446,812	20,181	426,630
Income Taxes—Current	36	(110,150)	(6,298)	(116,448)	(15,582)	(100,866)
—Deferred	37	(22,750)	(3,564)	(26,315)	(1,327)	(24,988)

Net Income	38	282,426	21,622	304,048	3,271	300,776

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(1,487)	1,020	(466)	(75,692)	75,226

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	1,257	571	1,829	(53,194)	55,023
Losses on Write-offs of Loans	42	(3,211)	(0)	(3,211)	(5,356)	2,145
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	126	449	575	(19,474)	20,050
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	584	—	584	337	247
Reversal of (Provision for) Reserve for Contingencies	45	192	—	192	1,660	(1,468)
Other (including Losses on Sales of Loans)	46	(437)	—	(437)	334	(772)
Total	47	(1,487)	1,020	(466)	(75,692)	75,226

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2015
			Change	First Half of Fiscal 2014
Gross Profits	1	756,279	25,806	730,473
Domestic Gross Profits	2	422,663	(29,165)	451,828
Net Interest Income	3	284,799	(10,424)	295,223
Net Fee and Commission Income	4	110,113	2,245	107,868
Net Trading Income	5	6,164	(10,718)	16,883
Net Other Operating Income	6	21,586	(10,267)	31,853
International Gross Profits	7	333,616	54,971	278,644
Net Interest Income	8	146,058	(9,538)	155,597
Net Fee and Commission Income	9	77,584	18,449	59,135
Net Trading Income	10	37,037	32,558	4,478
Net Other Operating Income	11	72,935	13,502	59,432
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(417,831)	(10,741)	(407,089)
Expense Ratio	13	55.2%	(0.4%)	55.7%
Personnel Expenses	14	(152,485)	(10,445)	(142,039)
Non-Personnel Expenses	15	(238,266)	2,042	(240,309)
Premium for Deposit Insurance	16	(15,285)	9,134	(24,420)
Miscellaneous Taxes	17	(27,079)	(2,339)	(24,740)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	338,448	15,064	323,384

Excluding Net Gains (Losses) related to Bonds	19	269,355	15,026	254,328

Reversal of (Provision for) General Reserve for Losses on Loans	20	—	—	—

Net Business Profits	21	338,448	15,064	323,384

Net Gains (Losses) related to Bonds	22	69,092	37	69,055

Net Non-Recurring Gains (Losses)	23	72,606	(2,152)	74,759
Net Gains (Losses) related to Stocks	24	96,938	73,657	23,280
Expenses related to Portfolio Problems	25	(12,015)	(2,511)	(9,504)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	10,528	(70,667)	81,195
Other	27	(22,844)	(2,631)	(20,212)

Ordinary Profits	28	411,055	12,911	398,143

Net Extraordinary Gains (Losses)	29	4,271	6,480	(2,208)
Net Gains (Losses) on Disposition of Fixed Assets	30	4,541	6,099	(1,558)
Losses on Impairment of Fixed Assets	31	(269)	380	(649)
Income before Income Taxes	32	415,326	19,391	395,935
Income Taxes—Current	33	(110,150)	(9,308)	(100,841)
—Deferred	34	(22,750)	6,802	(29,553)

Net Income	35	282,426	16,886	265,540

Credit-related Costs	36	(1,487)	(73,178)	71,691

* Credit-related Costs  [36] =   Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	37	1,257	(49,951)	51,209
Losses on Write-offs of Loans	38	(3,211)	(5,363)	2,151
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	126	(20,196)	20,323
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	584	337	247
Reversal of (Provision for) Reserve for Contingencies	41	192	1,660	(1,468)
Other (including Losses on Sales of Loans)	42	(437)	334	(772)
Total	43	(1,487)	(73,178)	71,691

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2015		First Half of Fiscal 2014
			Change
Gross Profits	1	66,703	4,518	62,184
Domestic Gross Profits	2	54,048	1,354	52,694
Net Interest Income	3	15,207	(246)	15,454
Fiduciary Income	4	26,782	1,481	25,301
Trust Fees for Jointly Operated Designated Money Trust	5	1,455	(20)	1,475
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	11,519	127	11,392
Net Trading Income	8	(2,516)	(1,174)	(1,341)
Net Other Operating Income	9	3,054	1,166	1,887
International Gross Profits	10	12,654	3,164	9,489
Net Interest Income	11	4,820	1,390	3,429
Net Fee and Commission Income	12	(279)	78	(357)
Net Trading Income	13	3,404	1,027	2,377
Net Other Operating Income	14	4,708	667	4,041
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(38,762)	(1,791)	(36,970)
Expense Ratio	16	58.1%	(1.3%)	59.4%
Personnel Expenses	17	(17,971)	(807)	(17,163)
Non-Personnel Expenses	18	(18,755)	(208)	(18,546)
Premium for Deposit Insurance	19	(619)	244	(864)
Miscellaneous Taxes	20	(2,035)	(775)	(1,260)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	27,940	2,726	25,213

Excluding Net Gains (Losses) related to Bonds	22	20,043	816	19,226

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	27,940	2,726	25,213

Net Gains (Losses) related to Bonds	25	7,897	1,910	5,986

Net Non-Recurring Gains (Losses)	26	2,802	(2,785)	5,587
Net Gains (Losses) related to Stocks	27	2,717	(634)	3,352
Expenses related to Portfolio Problems	28	(0)	6	(6)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	1,020	(2,519)	3,540
Other	30	(936)	362	(1,298)

Ordinary Profits	31	30,742	(58)	30,801

Net Extraordinary Gains (Losses)	32	742	848	(106)
Net Gains (Losses) on Disposition of Fixed Assets	33	742	799	(56)
Losses on Impairment of Fixed Assets	34	—	49	(49)
Income before Income Taxes	35	31,485	790	30,695
Income Taxes—Current	36	(6,298)	(6,274)	(24)
—Deferred	37	(3,564)	(8,130)	4,565

Net Income	38	21,622	(13,614)	35,236

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	1,020	(2,513)	3,534

* Credit-related Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	571	(3,242)	3,813
Losses on Write-offs of Loans	42	(0)	6	(6)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	449	722	(273)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	1,020	(2,513)	3,534

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
Mizuho Bank			First Half of Fiscal 2015		First Half of Fiscal 2014
				Change
Return on Interest-Earning Assets		1	0.64	(0.04)	0.69
Return on Loans and Bills Discounted *[1]		2	1.00	(0.04)	1.04
Return on Securities		3	0.47	0.05	0.41
Cost of Funding (including Expenses)		4	0.73	(0.02)	0.75
Cost of Deposits (including Expenses)		5	0.80	(0.04)	0.85
Cost of Deposits *[2]		6	0.04	(0.00)	0.04
Cost of Other External Liabilities		7	0.17	(0.02)	0.19

Net Interest Margin	(1)-(4)	8	(0.08)	(0.02)	(0.06)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.19	(0.00)	0.19
Loan and Deposit Rate Margin	(2)-(6)	10	0.96	(0.04)	1.00

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	1.06	(0.08)	1.15
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.25	(0.04)	0.30
Loan and Deposit Rate Margin	(11)-(6)	13	1.02	(0.08)	1.11

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2015		First Half of Fiscal 2014
				Change
Return on Interest-Earning Assets		14	0.68	(0.03)	0.72
Return on Loans and Bills Discounted *[1]		15	0.91	(0.11)	1.02
Return on Securities		16	1.06	0.29	0.76
Cost of Funding		17	0.16	(0.01)	0.17
Cost of Deposits *[2]		18	0.07	(0.00)	0.08

Net Interest Margin	(14)-(17)	19	0.52	(0.02)	0.54
Loan and Deposit Rate Margin	(15)-(18)	20	0.83	(0.10)	0.94

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs. (Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.92	(0.10)	1.03
Loan and Deposit Rate Margin	(21)-(18)	22	0.84	(0.10)	0.95

(Reference)			(%)
Aggregate Figures for the 2 Banks			First Half of Fiscal 2015		First Half of Fiscal 2014
				Change
Return on Loans and Bills Discounted *[1]		23	0.99	(0.05)	1.04
Cost of Deposits *[2]		24	0.04	(0.00)	0.04

Loan and Deposit Rate Margin	(23)-(24)	25	0.95	(0.04)	1.00

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.05	(0.09)	1.14
Loan and Deposit Rate Margin	(26)-(24)	27	1.01	(0.08)	1.10

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2015				First Half of Fiscal 2014
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	142,389,485	0.85	9,570,997	(0.05)	132,818,487	0.90
Loans and Bills Discounted	70,489,523	1.13	3,349,897	(0.04)	67,139,626	1.18
Securities	37,634,651	0.76	(4,549,619)	0.05	42,184,270	0.71

Source of Funds	142,041,847	0.24	9,579,153	0.01	132,462,694	0.23
Deposits	94,205,111	0.12	8,111,227	0.02	86,093,884	0.09
NCDs	16,057,707	0.20	1,623,120	0.01	14,434,586	0.18

(Domestic Operations)
Use of Funds	100,604,227	0.64	2,641,547	(0.04)	97,962,679	0.69
Loans and Bills Discounted	47,331,212	0.99	(1,329,700)	(0.05)	48,660,913	1.05
Securities	25,439,036	0.47	(5,733,616)	0.05	31,172,653	0.41

Source of Funds	100,152,788	0.08	2,568,567	(0.01)	97,584,221	0.09
Deposits	74,095,430	0.03	3,625,418	(0.00)	70,470,012	0.03
NCDs	10,682,352	0.08	871,184	(0.00)	9,811,168	0.08

(International Operations)
Use of Funds	45,245,418	1.25	7,099,059	(0.13)	38,146,359	1.38
Loans and Bills Discounted	23,158,311	1.41	4,679,598	(0.11)	18,478,713	1.52
Securities	12,195,614	1.37	1,183,997	(0.18)	11,011,616	1.55

Source of Funds	45,349,219	0.60	7,180,195	0.02	38,169,024	0.57
Deposits	20,109,680	0.45	4,485,808	0.08	15,623,871	0.37
NCDs	5,375,354	0.43	751,936	0.04	4,623,418	0.38

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2015				First Half of Fiscal 2014
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	6,237,214	0.81	65,548	0.03	6,171,666	0.78
Loans and Bills Discounted	3,091,496	0.92	29,941	(0.10)	3,061,554	1.02
Securities	1,456,364	1.40	(269,064)	0.51	1,725,428	0.88

Source of Funds	6,000,137	0.18	52,484	0.00	5,947,653	0.17
Deposits	2,751,257	0.07	570,680	0.00	2,180,577	0.07
NCDs	528,921	0.08	(408,970)	(0.01)	937,892	0.09

(Domestic Operations)
Use of Funds	5,697,598	0.68	163,740	(0.03)	5,533,858	0.72
Loans and Bills Discounted	2,869,380	0.91	(49,143)	(0.11)	2,918,523	1.02
Securities	1,035,716	1.06	(81,337)	0.29	1,117,054	0.76

Source of Funds	5,414,261	0.16	112,830	(0.01)	5,301,431	0.17
Deposits	2,737,993	0.07	590,824	0.00	2,147,168	0.07
NCDs	528,921	0.08	(408,970)	(0.01)	937,892	0.09

(International Operations)
Use of Funds	680,026	1.72	(135,796)	0.71	815,822	1.01
Loans and Bills Discounted	222,115	1.03	79,084	0.02	143,030	1.00
Securities	420,648	2.23	(187,726)	1.12	608,374	1.11

Source of Funds	726,286	0.29	(97,950)	0.11	824,236	0.17
Deposits	13,264	0.22	(20,144)	(0.06)	33,408	0.28
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	77,351	1,946	75,404
Gains on Sales and Others	95,861	(1,130)	96,992
Losses on Sales and Others	(24,088)	(5,635)	(18,452)
Impairment (Devaluation)	(322)	925	(1,247)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	5,900	7,787	(1,886)

	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	114,850	79,427	35,423
Gains on Sales	133,199	93,314	39,884
Losses on Sales	(15,636)	(14,651)	(984)
Impairment (Devaluation)	(1,100)	1,822	(2,922)
Reversal of (Provision for) Reserve for Possible Losses on Investments	2	(21)	24
Gains (Losses) on Derivatives other than for Trading	(1,613)	(1,035)	(578)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	76,989	1,947	75,042
Gains on Sales and Others	96,059	(1,260)	97,319
Losses on Sales and Others	(24,651)	(5,456)	(19,194)
Impairment (Devaluation)	(319)	876	(1,196)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	5,900	7,787	(1,886)

	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	99,656	73,023	26,632
Gains on Sales	116,854	89,008	27,845
Losses on Sales	(14,780)	(14,365)	(414)
Impairment (Devaluation)	(806)	(561)	(244)
Reversal of (Provision for) Reserve for Possible Losses on Investments	2	(21)	24
Gains (Losses) on Derivatives other than for Trading	(1,613)	(1,035)	(578)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	69,092	37	69,055
Gains on Sales and Others	85,160	(2,902)	88,063
Losses on Sales and Others	(18,108)	(1,699)	(16,409)
Impairment (Devaluation)	(319)	876	(1,196)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,359	3,762	(1,402)

	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	96,938	73,657	23,280
Gains on Sales	112,459	88,034	24,425
Losses on Sales	(13,215)	(12,836)	(378)
Impairment (Devaluation)	(798)	(569)	(229)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0	(13)	14
Gains (Losses) on Derivatives other than for Trading	(1,508)	(956)	(551)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Bonds	7,897	1,910	5,986
Gains on Sales and Others	10,898	1,642	9,256
Losses on Sales and Others	(6,542)	(3,757)	(2,785)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,541	4,025	(484)

	First Half of Fiscal 2015		First Half of Fiscal 2014
		Change
Net Gains (Losses) related to Stocks	2,717	(634)	3,352
Gains on Sales	4,395	974	3,420
Losses on Sales	(1,565)	(1,529)	(35)
Impairment (Devaluation)	(8)	7	(15)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1	(8)	9
Gains (Losses) on Derivatives other than for Trading	(105)	(78)	(26)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	34,793,174	2,019,696	2,194,465	174,768	2,531,378	2,623,193	91,815
Japanese Stocks	3,790,830	1,867,089	1,910,155	43,065	2,158,955	2,187,357	28,401
Japanese Bonds	18,585,656	40,905	53,229	12,323	44,101	55,809	11,708
Japanese Government Bonds	15,598,562	22,673	23,603	930	22,636	24,016	1,379
Other	12,416,686	111,701	231,080	119,378	328,321	380,027	51,705
Foreign Bonds	9,570,513	(4,676)	46,279	50,956	40,060	80,760	40,699

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥35,836 million and ¥52,059 million, which were recognized in the statement of income for September 30, 2015 and March 31, 2015, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2015 and March 31, 2015 are ¥1,983,860 million and ¥2,479,318 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2015 and March 31, 2015 are ¥1,386,622 million and ¥1,737,348 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	5,252,213	27,563	34,194	6,631	30,465	31,260	794
Non-Consolidated
(1) Other Securities
Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	33,585,197	1,832,340	2,014,180	181,839	2,313,319	2,411,731	98,411
Japanese Stocks	3,710,240	1,793,860	1,844,614	50,754	2,078,883	2,114,307	35,423
Japanese Bonds	18,238,064	40,860	53,127	12,267	44,061	55,681	11,619
Japanese Government Bonds	15,492,486	22,635	23,565	930	22,570	23,950	1,379
Other	11,636,892	(2,379)	116,437	118,817	190,374	241,743	51,368
Foreign Bonds	9,331,619	(6,668)	44,015	50,684	38,339	78,892	40,552
Mizuho Bank
Other Securities	32,189,669	1,701,847	1,875,353	173,506	2,138,808	2,234,014	95,205
Japanese Stocks	3,461,584	1,667,023	1,715,088	48,065	1,933,204	1,966,662	33,457
Japanese Bonds	17,564,194	40,582	52,482	11,899	42,869	53,952	11,083
Japanese Government Bonds	14,871,563	22,307	23,177	869	21,454	22,677	1,222
Other	11,163,890	(5,758)	107,782	113,541	162,734	213,399	50,664
Foreign Bonds	8,981,881	(8,869)	40,824	49,693	28,218	68,386	40,167
Mizuho Trust & Banking
Other Securities	1,395,528	130,493	138,826	8,332	174,510	177,717	3,206
Japanese Stocks	248,655	126,836	129,525	2,688	145,678	147,645	1,966
Japanese Bonds	673,870	277	645	367	1,192	1,728	536
Japanese Government Bonds	620,922	327	388	60	1,116	1,272	156
Other	473,002	3,378	8,655	5,276	27,639	28,343	703
Foreign Bonds	349,738	2,201	3,191	990	10,120	10,506	385

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥35,836 million and ¥52,059 million, which were recognized in the statement of income for September 30, 2015 and March 31, 2015, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2015 and March 31, 2015 are ¥1,796,504 million and ¥2,261,259 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2015 and March 31, 2015 are as follows:

	(Millions of yen)
	As of September 30, 2015	As of March 31, 2015
Aggregate Figures	1,305,042	1,633,442
Mizuho Bank	1,200,361	1,497,419
Mizuho Trust & Banking	104,681	136,022

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	5,252,213	27,563	34,194	6,631	30,465	31,260	794
Mizuho Bank	5,252,213	27,563	34,194	6,631	30,465	31,260	794
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	108,663	143,345	143,863	517	159,543	159,543	—
Mizuho Bank	108,663	143,345	143,863	517	159,543	159,543	—
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains (Losses) on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2015		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,983,860	(495,457)	2,479,318
Japanese Stocks	1,856,859	(275,317)	2,132,177
Japanese Bonds	40,905	(3,195)	44,101
Japanese Government Bonds	22,673	36	22,636
Other	86,095	(216,944)	303,040
Foreign Bonds	(30,282)	(45,061)	14,778

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2015		As of March 31, 2015
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,796,504	(464,755)	2,261,259
Japanese Stocks	1,783,630	(268,474)	2,052,104
Japanese Bonds	40,860	(3,201)	44,061
Japanese Government Bonds	22,635	64	22,570
Other	(27,985)	(193,078)	165,093
Foreign Bonds	(32,274)	(45,332)	13,058

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

¢ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2015				Change				Maturity as of March 31, 2015
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	2,419.3	17,070.4	1,890.7	825.5	(2,113.2)	318.6	(279.0)	49.6	4,532.5	16,751.8	2,169.7	775.9
Japanese Government Bonds	2,023.6	15,891.5	1,579.9	—	(2,065.3)	345.8	(319.0)	—	4,088.9	15,545.7	1,898.9	—
Japanese Local Government Bonds	21.3	104.9	93.8	0.7	(14.8)	0.4	0.9	(0.0)	36.1	104.4	92.9	0.7
Japanese Corporate Bonds	374.4	1,073.9	217.0	824.8	(33.0)	(27.6)	39.0	49.6	407.4	1,101.6	177.9	775.1
Other	2,378.3	2,915.8	2,683.2	2,755.7	(37.4)	(681.6)	299.9	(168.4)	2,415.7	3,597.5	2,383.2	2,924.2

Mizuho Bank
Japanese Bonds	2,033.9	16,825.4	1,848.1	825.5	(1,970.2)	420.9	(233.4)	49.6	4,004.1	16,404.5	2,081.6	775.9
Japanese Government Bonds	1,653.6	15,681.5	1,539.9	—	(1,925.3)	435.8	(273.9)	—	3,578.9	15,245.7	1,813.8	—
Japanese Local Government Bonds	20.7	103.2	92.6	0.7	(14.8)	0.3	1.1	(0.0)	35.6	102.8	91.5	0.7
Japanese Corporate Bonds	359.5	1,040.7	215.5	824.8	(30.0)	(15.1)	39.2	49.6	389.6	1,055.9	176.3	775.1
Other	2,375.6	2,867.2	2,449.1	2,699.0	(36.3)	(619.7)	328.0	(176.1)	2,412.0	3,487.0	2,121.1	2,875.2

Mizuho Trust & Banking
Japanese Bonds	385.4	244.9	42.6	—	(143.0)	(102.3)	(45.5)	—	528.4	347.2	88.1	—
Japanese Government Bonds	370.0	210.0	40.0	—	(140.0)	(90.0)	(45.1)	—	510.0	300.0	85.1	—
Japanese Local Government Bonds	0.5	1.7	1.1	—	—	0.1	(0.2)	—	0.5	1.5	1.4	—
Japanese Corporate Bonds	14.8	33.2	1.4	—	(3.0)	(12.4)	(0.1)	—	17.8	45.7	1.6	—
Other	2.6	48.6	234.0	56.6	(1.0)	(61.9)	(28.1)	7.6	3.7	110.5	262.1	48.9

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

¢ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2015				Change				As of March 31, 2015
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,674.2	16,063.2	7,986.1	26,723.7	278.4	(280.0)	788.7	787.0	2,395.8	16,343.3	7,197.4	25,936.6
Receive Float / Pay Fixed	600.4	4,101.5	3,054.3	7,756.3	357.8	(452.1)	402.6	308.3	242.6	4,553.6	2,651.7	7,447.9
Receive Float / Pay Float	31.2	—	—	31.2	(11.4)	—	—	(11.4)	42.6	—	—	42.6
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,306.0	20,164.8	11,040.5	34,511.3	624.8	(732.2)	1,191.3	1,084.0	2,681.1	20,897.0	9,849.1	33,427.3

Mizuho Bank
Receive Fixed / Pay Float	2,674.2	16,063.2	7,762.1	26,499.7	278.4	(280.0)	964.1	962.4	2,395.8	16,343.3	6,798.0	25,537.2
Receive Float / Pay Fixed	590.4	3,935.1	2,984.3	7,509.9	372.8	(502.1)	542.6	413.3	217.6	4,437.2	2,441.7	7,096.5
Receive Float / Pay Float	31.2	—	—	31.2	(11.4)	—	—	(11.4)	42.6	—	—	42.6
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,296.0	19,998.4	10,746.5	34,040.9	639.8	(782.2)	1,506.7	1,364.4	2,656.1	20,780.6	9,239.7	32,676.5

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	224.0	224.0	—	—	(175.4)	(175.4)	—	—	399.4	399.4
Receive Float / Pay Fixed	10.0	166.3	70.0	246.3	(15.0)	49.9	(140.0)	(105.0)	25.0	116.4	210.0	351.4
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	10.0	166.3	294.0	470.3	(15.0)	49.9	(315.4)	(280.4)	25.0	116.4	609.4	750.8

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2015			Change			As of March 31, 2015
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	758.6	697.2	61.4	25.5	(48.4)	73.9	733.1	745.6	(12.5)
Mizuho Bank	670.4	605.4	65.0	28.1	(46.9)	75.0	642.2	652.3	(10.0)
Mizuho Trust & Banking	88.1	91.7	(3.5)	(2.6)	(1.5)	(1.1)	90.8	93.2	(2.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Certain part of Accounting Standard for Retirement Benefits and others has been applied from the beginning of fiscal 2014.

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2015
			Change	First Half of Fiscal 2014
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,193,979	46,060	1,147,919
Discount Rate (%)		0.07~1.62		0.16~2.35
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,883,289	343,584	1,539,705
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(227,830)	(266,201)	38,370
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	461,479	31,323	430,156
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,055,879	39,619	1,016,260
Discount Rate (%)		0.07~1.62		0.16~2.35
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,697,155	316,335	1,380,819
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(225,581)	(247,626)	22,045
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	415,694	29,090	386,604
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	138,099	6,441	131,658
Discount Rate (%)		0.07~1.62		0.16~2.35
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	186,134	27,248	158,885
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(2,249)	(18,574)	16,325
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	45,785	2,232	43,552

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2015
		Change	First Half of Fiscal 2014
Service Cost	(12,294)	(1,313)	(10,981)
Interest Cost	(3,905)	1,206	(5,111)
Expected Return on Plan Assets	17,578	1,329	16,248
Accumulation (Amortization) of Unrecognized Actuarial Differences	2,337	12,606	(10,268)
Other	(1,642)	436	(2,078)

Total	2,074	14,265	(12,190)

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2015
		Change	First Half of Fiscal 2014
Service Cost	(10,504)	(1,071)	(9,433)
Interest Cost	(3,448)	1,069	(4,518)
Expected Return on Plan Assets	15,753	1,189	14,563
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,100	11,796	(8,696)
Other	(1,396)	394	(1,791)

Total	3,504	13,379	(9,875)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2015
		Change	First Half of Fiscal 2014
Service Cost	(1,789)	(241)	(1,547)
Interest Cost	(456)	136	(593)
Expected Return on Plan Assets	1,824	139	1,684
Accumulation (Amortization) of Unrecognized Actuarial Differences	(762)	809	(1,571)
Other	(245)	41	(287)

Total	(1,429)	885	(2,315)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2015
			Change	First Half of Fiscal 2014
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,360,954	64,149	1,296,804
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,056,818	370,363	1,686,455
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(229,825)	(272,213)	42,388
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	743,382	310,513	432,869

Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	47,518	4,299	43,219

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	First Half of Fiscal 2015
		Change	First Half of Fiscal 2014
Service Cost	(17,214)	(888)	(16,325)
Interest Cost	(5,634)	143	(5,777)
Expected Return on Plan Assets	19,510	1,711	17,798
Accumulation (Amortization) of Unrecognized Actuarial Differences	1,673	12,947	(11,274)
Other	(3,531)	157	(3,689)

Total	(5,196)	14,070	(19,267)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2015 (Preliminary)		As of March 31, 2015
International Standard		Change
(1) Total Capital Ratio	15.40	0.82	14.58
(2) Tier 1 Capital Ratio	12.42	0.92	11.50
(3) Common Equity Tier 1 Capital Ratio	10.17	0.74	9.43
(4) Total Capital	9,596.1	87.6	9,508.4
(5) Tier 1 Capital	7,742.3	241.9	7,500.3
(6) Common Equity Tier 1 Capital	6,338.8	185.6	6,153.1
(7) Risk weighted Assets	62,309.2	(2,882.6)	65,191.9
(8) Total Required Capital (7)X8%	4,984.7	(230.6)	5,215.3

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2015 (Preliminary)		As of March 31, 2015	As of September 30, 2015 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	16.01	0.71	15.30	16.06
(2) Tier 1 Capital Ratio	13.06	0.93	12.13	12.93
(3) Common Equity Tier 1 Capital Ratio	10.83	0.41	10.42	10.65
(4) Total Capital	9,097.2	343.6	8,753.5	8,936.3
(5) Tier 1 Capital	7,420.5	477.4	6,943.1	7,196.8
(6) Common Equity Tier 1 Capital	6,151.9	186.2	5,965.7	5,928.9
(7) Risk weighted Assets	56,790.8	(411.0)	57,201.8	55,639.4
(8) Total Required Capital (7)X8%	4,543.2	(32.8)	4,576.1	4,451.1
Mizuho Trust & Banking
International Standard
(1) Total Capital Ratio	21.13	1.92	19.21	21.22
(2) Tier 1 Capital Ratio	19.10	2.42	16.68	19.18
(3) Common Equity Tier 1 Capital Ratio	19.06	2.39	16.67	19.18
(4) Total Capital	502.1	(9.5)	511.6	491.6
(5) Tier 1 Capital	453.8	9.3	444.4	444.3
(6) Common Equity Tier 1 Capital	452.9	8.8	444.1	444.3
(7) Risk weighted Assets	2,376.1	(287.2)	2,663.4	2,315.9
(8) Total Required Capital (7)X8%	190.0	(22.9)	213.0	185.2

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2015				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	17,899	0.02	7,652	0.01	10,246	0.01
Non-Accrual Delinquent Loans	408,788	0.55	(16,989)	(0.02)	425,778	0.57
Loans Past Due for 3 Months or More	2,300	0.00	(1,196)	(0.00)	3,496	0.00
Restructured Loans	514,709	0.69	(100,218)	(0.14)	614,928	0.83

Total	943,698	1.27	(110,752)	(0.16)	1,054,450	1.43

Total Loans	74,276,839	100.00	861,668		73,415,170	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	186,910		(18,100)		205,011

Trust Account
	As of September 30, 2015				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,895	19.99	(94)	1.31	2,990	18.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,895	19.99	(94)	1.31	2,990	18.68

Total Loans	14,478	100.00	(1,527)		16,006	100.00

Consolidated + Trust Account
	As of September 30, 2015				As of March 31, 2015
		%	Change	%		%
Loans to Bankrupt Obligors	17,899	0.02	7,652	0.01	10,246	0.01
Non-Accrual Delinquent Loans	411,684	0.55	(17,084)	(0.02)	428,769	0.58
Loans Past Due for 3 Months or More	2,300	0.00	(1,196)	(0.00)	3,496	0.00
Restructured Loans	514,709	0.69	(100,218)	(0.14)	614,928	0.83

Total	946,593	1.27	(110,847)	(0.16)	1,057,441	1.44

Total Loans	74,291,317	100.00	860,141		73,431,176	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2015				As of March 31, 2015
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	14,296	0.01	8,361	0.01	5,934	0.00
Non-Accrual Delinquent Loans	368,878	0.49	(30,548)	(0.04)	399,427	0.54
Loans Past Due for 3 Months or More	2,295	0.00	(1,196)	(0.00)	3,492	0.00
Restructured Loans	445,245	0.59	(94,194)	(0.13)	539,440	0.72

Total	830,717	1.11	(117,578)	(0.16)	948,295	1.28

Total Loans	74,454,799	100.00	496,498		73,958,301	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	174,291		(18,189)		192,481
Mizuho Bank
Loans to Bankrupt Obligors	14,223	0.01	8,290	0.01	5,932	0.00
Non-Accrual Delinquent Loans	357,822	0.50	(29,364)	(0.04)	387,186	0.54
Loans Past Due for 3 Months or More	2,295	0.00	(1,196)	(0.00)	3,492	0.00
Restructured Loans	438,122	0.61	(93,153)	(0.13)	531,275	0.74

Total	812,464	1.14	(115,422)	(0.16)	927,886	1.30

Total Loans	71,124,677	100.00	250,833		70,873,844	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	173,299		(18,174)		191,473
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	73	0.00	70	0.00	2	0.00
Non-Accrual Delinquent Loans	8,160	0.24	(1,089)	(0.05)	9,250	0.30
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	7,123	0.21	(1,041)	(0.05)	8,165	0.26

Total	15,357	0.46	(2,060)	(0.10)	17,418	0.56

Total Loans	3,315,643	100.00	247,192		3,068,451	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	991		(15)		1,007
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,895	19.99	(94)	1.31	2,990	18.68
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,895	19.99	(94)	1.31	2,990	18.68

Total Loans	14,478	100.00	(1,527)		16,006	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Reserves for Possible Losses on Loans	463,886	(61,600)	525,486
General Reserve for Possible Losses on Loans	300,182	(44,313)	344,496
Specific Reserve for Possible Losses on Loans	163,686	(16,700)	180,386
Reserve for Possible Losses on Loans to Restructuring Countries	17	(586)	603
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	207,840	(19,369)	227,209

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Reserves for Possible Losses on Loans	388,608	(53,030)	441,639
General Reserve for Possible Losses on Loans	261,411	(38,409)	299,820
Specific Reserve for Possible Losses on Loans	127,180	(14,034)	141,215
Reserve for Possible Losses on Loans to Restructuring Countries	17	(586)	603
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	194,631	(19,432)	214,063
Mizuho Bank
Reserves for Possible Losses on Loans	382,819	(52,008)	434,828
General Reserve for Possible Losses on Loans	256,501	(37,837)	294,339
Specific Reserve for Possible Losses on Loans	126,301	(13,584)	139,885
Reserve for Possible Losses on Loans to Restructuring Countries	17	(586)	603
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	193,259	(19,411)	212,670
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	5,789	(1,022)	6,811
General Reserve for Possible Losses on Loans	4,909	(571)	5,481
Specific Reserve for Possible Losses on Loans	879	(450)	1,329
Reserve for Possible Losses on Loans to Restructuring Countries	0	—	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	1,371	(20)	1,392

*	Reserve for Possible Losses on Entrusted Loans (¥44 million and ¥49 million for September 30, 2015 and March 31, 2015 respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2015		As of March 31, 2015
		Change
Mizuho Financial Group	49.15	(0.67)	49.83
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2015		As of March 31, 2015
		Change
Total	46.94	0.22	46.71
Mizuho Bank	47.11	0.25	46.86
Mizuho Trust & Banking (Banking Account)	37.69	(1.40)	39.10
* Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	80,250	2,934	77,316
Claims with Collection Risk	372,217	(32,053)	404,270
Claims for Special Attention	517,010	(101,414)	618,425
Total	969,478	(130,533)	1,100,011
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	207,305	(19,358)	226,664
Trust Account
	As of September 30, 2015		As of March 31, 2015
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,895	(94)	2,990
Claims for Special Attention	—	—	—
Total	2,895	(94)	2,990
Consolidated + Trust Account
	As of September 30, 2015		As of March 31, 2015
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	80,250	2,934	77,316
Claims with Collection Risk	375,112	(32,148)	407,260
Claims for Special Attention	517,010	(101,414)	618,425
Total	972,373	(130,628)	1,103,001

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2015				As of March 31, 2015
(Banking Account + Trust Account)		%	Change	%		%

Claims against Bankrupt and Substantially Bankrupt Obligors	60,136	0.07	3,467	0.00	56,669	0.06
Claims with Collection Risk	370,427	0.44	(32,154)	(0.03)	402,582	0.48
Claims for Special Attention	447,541	0.54	(95,391)	(0.11)	542,932	0.65
Sub-total	878,105	1.06	(124,078)	(0.14)	1,002,184	1.20
Normal Claims	81,862,910	98.93	(178,105)	0.14	82,041,015	98.79
Total	82,741,015	100.00	(302,183)		83,043,199	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	194,424		(19,428)		213,852
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	59,169	0.07	3,691	0.00	55,478	0.06
Claims with Collection Risk	360,264	0.45	(31,252)	(0.03)	391,517	0.49
Claims for Special Attention	440,418	0.55	(94,349)	(0.11)	534,767	0.66
Sub-total	859,852	1.08	(121,910)	(0.14)	981,763	1.22
Normal Claims	78,504,653	98.91	(395,289)	0.14	78,899,943	98.77
Total	79,364,506	100.00	(517,200)		79,881,706	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	193,259		(19,411)		212,670
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	966	0.02	(224)	(0.00)	1,191	0.03
Claims with Collection Risk	7,267	0.21	(806)	(0.04)	8,074	0.25
Claims for Special Attention	7,123	0.21	(1,041)	(0.04)	8,165	0.25
Sub-total	15,357	0.45	(2,073)	(0.09)	17,430	0.55
Normal Claims	3,346,672	99.54	218,616	0.09	3,128,056	99.44
Total	3,362,030	100.00	216,543		3,145,486	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,165		(16)		1,181
(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,895	19.99	(94)	1.31	2,990	18.68
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,895	19.99	(94)	1.31	2,990	18.68
Normal Claims	11,583	80.00	(1,432)	(1.31)	13,015	81.31
Total	14,478	100.00	(1,527)		16,006	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	60.1	3.4	56.6
Collateral, Guarantees, and equivalent	57.2	3.3	53.9
Reserve for Possible Losses	2.8	0.1	2.7
Claims with Collection Risk	367.5	(32.0)	399.5
Collateral, Guarantees, and equivalent	181.6	(19.3)	200.9
Reserve for Possible Losses	124.2	(14.1)	138.4
Claims for Special Attention	447.5	(95.3)	542.9
Collateral, Guarantees, and equivalent	189.6	(3.2)	192.8
Reserve for Possible Losses	99.9	(30.7)	130.7

Total	875.2	(123.9)	999.1

Collateral, Guarantees, and equivalent	428.5	(19.2)	447.7
Reserve for Possible Losses	227.0	(44.7)	271.8

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	59.1	3.6	55.4
Collateral, Guarantees, and equivalent	56.2	3.5	52.7
Reserve for Possible Losses	2.8	0.1	2.7
Claims with Collection Risk	360.2	(31.2)	391.5
Collateral, Guarantees, and equivalent	175.6	(19.1)	194.8
Reserve for Possible Losses	123.3	(13.7)	137.1
Claims for Special Attention	440.4	(94.3)	534.7
Collateral, Guarantees, and equivalent	188.7	(2.8)	191.5
Reserve for Possible Losses	97.4	(30.6)	128.0

Total	859.8	(121.9)	981.7

Collateral, Guarantees, and equivalent	420.7	(18.4)	439.2
Reserve for Possible Losses	223.6	(44.2)	267.9

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.9	(0.2)	1.1
Collateral, Guarantees, and equivalent	0.9	(0.1)	1.1
Reserve for Possible Losses	0.0	(0.0)	0.0
Claims with Collection Risk	7.2	(0.8)	8.0
Collateral, Guarantees, and equivalent	5.9	(0.2)	6.1
Reserve for Possible Losses	0.8	(0.4)	1.2
Claims for Special Attention	7.1	(1.0)	8.1
Collateral, Guarantees, and equivalent	0.8	(0.3)	1.2
Reserve for Possible Losses	2.5	(0.1)	2.6

Total	15.3	(2.0)	17.4

Collateral, Guarantees, and equivalent	7.7	(0.7)	8.5
Reserve for Possible Losses	3.3	(0.5)	3.9

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.9
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.9
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	2.8	(0.0)	2.9

Collateral, Guarantees, and equivalent	2.8	(0.0)	2.9

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Coverage Amount	655.5	(64.0)	719.6
Reserves for Possible Losses on Loans	227.0	(44.7)	271.8
Collateral, Guarantees, and equivalent	428.5	(19.2)	447.7

	(%)
Coverage Ratio	74.9	2.8	72.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.2	(1.7)	84.9
Claims for Special Attention	64.6	5.1	59.5
Claims against Special Attention Obligors	68.1	5.5	62.6

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.8	(2.8)	69.6
Claims for Special Attention	38.7	1.4	37.3
Claims against Special Attention Obligors	42.2	2.4	39.7

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	23.26	(1.41)	24.68
Claims against Watch Obligors excluding Special Attention Obligors	3.73	0.01	3.72
Claims against Normal Obligors	0.07	(0.00)	0.07

Mizuho Bank
	(Billions of yen)
Coverage Amount	644.4	(62.7)	707.1
Reserves for Possible Losses on Loans	223.6	(44.2)	267.9
Collateral, Guarantees, and equivalent	420.7	(18.4)	439.2

	(%)
Coverage Ratio	74.9	2.9	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.0	(1.7)	84.7
Claims for Special Attention	64.9	5.1	59.7
Claims against Special Attention Obligors	67.9	5.5	62.3

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.8	(2.8)	69.7
Claims for Special Attention	38.7	1.3	37.3
Claims against Special Attention Obligors	42.2	2.4	39.8

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	23.43	(1.45)	24.88
Claims against Watch Obligors excluding Special Attention Obligors	3.77	0.00	3.77
Claims against Normal Obligors	0.07	0.00	0.07

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	11.1	(1.3)	12.5
Reserves for Possible Losses on Loans	3.3	(0.5)	3.9
Collateral, Guarantees, and equivalent	7.7	(0.7)	8.5

	(%)
Coverage Ratio	72.7	0.9	71.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	93.8	1.4	92.3
Claims for Special Attention	47.5	0.2	47.2
Claims against Special Attention Obligors	74.7	1.9	72.7

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	66.1	(1.6)	67.8
Claims for Special Attention	40.1	2.3	37.8
Claims against Special Attention Obligors	39.8	2.5	37.3

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	16.78	0.54	16.23
Claims against Watch Obligors excluding Special Attention Obligors	1.50	(0.00)	1.50
Claims against Normal Obligors	0.05	(0.01)	0.07

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015	As of September 30, 2015
				MHBK	MHTB *	Aggregate Figures for the 2 Banks
							Change from March 31, 2015
Claims against Bankrupt and Substantially Bankrupt Obligors	159.1	46.7	32.4	26.2	0.5	26.7	(5.6)
Claims with Collection Risk	553.2	343.8	216.4	143.8	5.7	149.6	(66.8)
Amount Categorized as above up to Fiscal 2012	712.4	390.6	248.8	170.1	6.2	176.3	(72.4)
of which the amount which was in the process of being removed from the balance sheet	94.5	42.8	26.0	20.5	0.5	21.0	(5.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		20.5	7.4	4.7	0.1	4.8	(2.6)
Claims with Collection Risk		128.1	81.5	65.7	2.9	68.7	(12.8)
Amount Newly Categorized as above during Fiscal 2013		148.7	89.0	70.4	3.1	73.5	(15.4)
of which the amount which was in the process of being removed from the balance sheet		18.5	6.3	3.7	0.1	3.9	(2.4)
Claims against Bankrupt and Substantially Bankrupt Obligors			16.8	14.5	0.1	14.7	(2.0)
Claims with Collection Risk			104.5	70.1	1.0	71.1	(33.4)
Amount Newly Categorized as above during Fiscal 2014			121.4	84.6	1.1	85.8	(35.5)
of which the amount which was in the process of being removed from the balance sheet			15.6	14.5	0.1	14.7	(0.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				13.5	0.1	13.7	13.7
Claims with Collection Risk				80.5	0.4	81.0	81.0
Amount Newly Categorized as above during the First Half of Fiscal 2015				94.1	0.6	94.7	94.7
of which the amount which was in the process of being removed from the balance sheet				12.6	0.1	12.8	12.8
Claims against Bankrupt and Substantially Bankrupt Obligors	159.1	67.2	56.6	59.1	0.9	60.1	3.4
Claims with Collection Risk	553.2	472.0	402.5	360.2	10.1	370.4	(32.1)
Total	712.4	539.3	459.2	419.4	11.1	430.5	(28.6)
of which the amount which was in the process of being removed from the balance sheet	94.5	61.4	48.0	51.5	0.9	52.5	4.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2015

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
		MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(17.5)	(17.5)	—
Restructuring	(13.2)	(13.2)	(0.0)
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(8.0)	(8.0)	—
Direct Write-off	28.1	28.1	—
Other	(112.7)	(111.0)	(1.7)
Debt recovery	(57.0)	(56.3)	(0.7)
Improvement in Business Performance	(55.6)	(54.6)	(1.0)

Total	(123.4)	(121.7)	(1.7)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2015				As of March 31, 2015
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,264.9	773.3	(202.2)	(104.1)	56,467.2	877.4
Manufacturing	8,040.6	285.0	97.4	(100.2)	7,943.2	385.2
Agriculture & Forestry	47.4	0.6	5.1	0.3	42.3	0.2
Fishery	1.2	0.3	0.2	—	0.9	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	248.4	0.0	(15.5)	(0.0)	264.0	0.0
Construction	711.5	17.6	(46.8)	(4.2)	758.4	21.8
Utilities	2,434.5	1.7	9.9	1.7	2,424.5	0.0
Communication	1,244.2	15.5	3.3	1.9	1,240.8	13.6
Transportation & Postal Industry	2,213.9	16.8	(69.2)	(4.7)	2,283.1	21.5
Wholesale & Retail	5,004.2	128.7	(42.6)	(5.9)	5,046.9	134.6
Finance & Insurance	6,752.4	6.6	(427.2)	1.2	7,179.6	5.4
Real Estate	6,764.4	52.0	244.0	(6.9)	6,520.4	58.9
Commodity Lease	1,875.1	1.2	90.6	(0.0)	1,784.4	1.2
Service Industries	2,542.8	68.0	55.5	1.4	2,487.2	66.6
Local Governments	956.9	2.8	(57.8)	(0.0)	1,014.8	2.9
Governments	3,140.4	—	(364.8)	—	3,505.2	—
Other	14,286.3	175.9	315.5	11.2	13,970.7	164.6
Overseas Total (including Loans Booked Offshore)	19,137.7	57.3	677.6	(13.4)	18,460.1	70.8
Governments	789.4	—	109.2	—	680.2	—
Financial Institutions	5,471.6	—	12.7	—	5,458.9	—
Other	12,876.6	57.3	555.6	(13.4)	12,321.0	70.8

Total	75,402.7	830.7	475.3	(117.5)	74,927.4	948.2

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2015: ¥599.9 billion (from MHBK)
As of March 31, 2015: ¥700.1 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2015				As of March 31, 2015
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	51,993.4	755.0	(427.0)	(101.9)	52,420.4	857.0
Manufacturing	7,534.7	279.1	91.9	(99.1)	7,442.8	378.2
Agriculture & Forestry	47.4	0.6	5.1	0.3	42.3	0.2
Fishery	1.2	0.3	0.2	—	0.9	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	245.7	0.0	(15.8)	(0.0)	261.6	0.0
Construction	671.2	17.4	(43.4)	(4.2)	714.6	21.7
Utilities	2,135.2	1.7	(2.2)	1.7	2,137.4	0.0
Communication	1,172.6	15.5	4.9	1.9	1,167.7	13.6
Transportation & Postal Industry	2,021.7	16.6	(59.7)	(4.8)	2,081.5	21.5
Wholesale & Retail	4,814.7	128.4	(44.6)	(5.9)	4,859.4	134.3
Finance & Insurance	6,359.5	6.6	(420.4)	1.2	6,780.0	5.4
Real Estate	5,706.8	46.9	250.0	(5.8)	5,456.7	52.7
Commodity Lease	1,611.5	1.2	63.9	(0.0)	1,547.5	1.2
Service Industries	2,490.6	67.8	55.7	1.4	2,434.8	66.4
Local Governments	937.2	—	(55.4)	—	992.7	—
Governments	2,940.4	—	(564.8)	—	3,505.2	—
Other	13,302.1	172.2	307.5	11.3	12,994.6	160.9
Overseas Total (including Loans Booked Offshore)	19,131.2	57.3	677.8	(13.4)	18,453.3	70.8
Governments	788.9	—	109.2	—	679.6	—
Financial Institutions	5,471.6	—	12.7	—	5,458.9	—
Other	12,870.6	57.3	555.8	(13.4)	12,314.7	70.8

Total	71,124.6	812.4	250.8	(115.4)	70,873.8	927.8

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,271.5	18.2	224.7	(2.1)	4,046.7	20.4
Manufacturing	505.8	5.9	5.4	(1.0)	500.3	6.9
Agriculture & Forestry	—	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.6	—	0.2	—	2.3	—
Construction	40.2	0.1	(3.4)	(0.0)	43.7	0.1
Utilities	299.3	—	12.2	—	287.0	—
Communication	71.5	—	(1.6)	—	73.1	—
Transportation & Postal Industry	192.2	0.1	(9.4)	0.0	201.6	0.0
Wholesale & Retail	189.4	0.3	2.0	(0.0)	187.4	0.3
Finance & Insurance	392.9	—	(6.7)	—	399.6	—
Real Estate	1,057.6	5.0	(5.9)	(1.0)	1,063.6	6.1
Commodity Lease	263.5	—	26.6	—	236.9	—
Service Industries	52.2	0.1	(0.2)	(0.0)	52.4	0.1
Local Governments	19.7	2.8	(2.3)	(0.0)	22.1	2.9
Governments	200.0	—	200.0	—	—	—
Other	984.1	3.6	7.9	(0.0)	976.1	3.7
Overseas Total (including Loans Booked Offshore)	6.5	—	(0.2)	—	6.8	—
Governments	0.5	—	(0.0)	—	0.5	—
Financial Institutions	—	—	—	—	—	—
Other	6.0	—	(0.2)	—	6.2	—

Total	4,278.0	18.2	224.5	(2.1)	4,053.5	20.4

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2015				As of March 31, 2015
			Change
	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	791.7	74.9	(103.4)	4.7	895.2	70.1
Manufacturing	294.8	71.2	(100.7)	6.0	395.5	65.1
Agriculture & Forestry	0.6	21.1	0.3	(20.4)	0.2	41.6
Fishery	0.3	12.1	—	0.7	0.3	11.3
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	17.7	67.3	(4.3)	(0.8)	22.0	68.1
Utilities	1.7	20.5	1.7	(79.4)	0.0	100.0
Communication	15.7	80.6	1.9	6.1	13.8	74.4
Transportation & Postal Industry	16.8	72.4	(4.7)	11.8	21.6	60.6
Wholesale & Retail	135.5	66.2	(4.5)	3.1	140.1	63.1
Finance & Insurance	6.6	38.6	1.2	13.5	5.4	25.1
Real Estate	52.0	83.5	(6.9)	1.7	58.9	81.7
Commodity Lease	1.2	87.9	(0.0)	0.1	1.2	87.7
Service Industries	68.8	73.3	1.5	6.2	67.2	67.1
Local Governments	2.8	100.0	(0.0)	—	2.9	100.0
Other	176.5	88.1	11.0	0.8	165.4	87.2
Overseas Total (including Loans Booked Offshore)	86.3	75.4	(20.5)	(12.9)	106.9	88.3
Governments	—	—	—	—	—	—
Financial Institutions	0.0	100.0	(0.0)	—	0.0	100.0
Other	86.3	75.4	(20.5)	(12.9)	106.8	88.3
Total	878.1	74.9	(124.0)	2.8	1,002.1	72.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Housing and Consumer Loans	11,632.9	(175.3)	11,808.2
Housing Loans for owner’s residential housing	10,133.0	(129.9)	10,263.0

Mizuho Bank

Housing and Consumer Loans	11,486.8	(175.8)	11,662.6
Housing Loans	10,481.3	(171.5)	10,652.8
for owner’s residential housing	10,001.4	(131.3)	10,132.8
Consumer loans	1,005.4	(4.3)	1,009.7

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	146.0	0.5	145.5
Housing Loans for owner’s residential housing	131.5	1.4	130.1
* Above figures are aggregate banking and trust account amounts. (2) Loans to SMEs and Individual Customers Non-Consolidated Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.7	1.0	57.6
Loans to SMEs and Individual Customers	33,069.3	493.5	32,575.7

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.4	1.2	58.2
Loans to SMEs and Individual Customers	30,929.2	416.9	30,512.3

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	50.0	(0.8)	50.9
Loans to SMEs and Individual Customers	2,140.0	76.6	2,063.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries, etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2015				As of March 31, 2015
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,921.0	33.6	80.0	13.4	6,840.9	20.1
Hong Kong	1,443.1	9.5	(67.4)	(2.0)	1,510.5	11.5
South Korea	767.4	—	(1.5)	—	769.0	—
Singapore	1,109.8	23.0	71.5	16.1	1,038.2	6.9
Thailand	964.7	0.0	14.3	(0.9)	950.4	1.0
Central and South America	4,390.1	68.9	194.5	(13.0)	4,195.5	82.0
North America	5,817.5	10.9	125.2	3.3	5,692.3	7.6
Eastern Europe	52.2	4.2	24.2	(0.7)	28.0	4.9
Western Europe	3,122.4	23.6	252.3	1.5	2,870.0	22.0
Other	2,024.4	12.5	196.3	2.6	1,828.0	9.8
Total	22,327.8	154.0	872.7	7.1	21,455.0	146.8

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregate Figures for the 2 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2015 to September 30, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	4,042.0
Income before Income Taxes	2	3,927.9
Tax Adjustments *[1]	3	6.0
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,933.8

Effective Statutory Tax Rate	5	32.19%~33.00%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,270.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2015.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2011	491.9
Fiscal 2012	107.3
Fiscal 2013	344.1
Fiscal 2014	561.3
First Half of Fiscal 2015(estimate)	332.0

*1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2. Figure for fiscal 2013 is the aggregate figure for MHBK, the former MHBK, and MHTB. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK, the former MHCB, and MHTB.

*3. Figure for the first half of fiscal 2015 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2015		As of March 31, 2015
			Change
Reserves for Possible Losses on Loans	7	164.1	(10.2)	174.3
Impairment of Securities	8	177.4	10.8	166.6
Net Unrealized Losses on Other Securities	9	11.8	4.8	6.9
Reserve for Employee Retirement Benefits	10	11.1	(0.4)	11.5
Net Deferred Hedge Losses	11	1.1	(4.6)	5.8
Tax Losses Carried Forward	12	—	—	—
Other	13	260.3	(16.1)	276.5

Total Deferred Tax Assets	14	626.1	(15.8)	641.9

Valuation Allowance	15	(203.5)	(15.4)	(188.1)

Sub-Total [ 14 + 15 ]	16	422.6	(31.2)	453.8

Amount related to Retirement Benefits Accounting *[1]	17	(147.0)	(8.4)	(138.6)
Net Unrealized Gains on Other Securities	18	(489.3)	135.4	(624.7)
Net Deferred Hedge Gains	19	(17.4)	(17.4)	—
Other	20	(42.9)	7.3	(50.2)

Total Deferred Tax Liabilities	21	(696.8)	116.8	(813.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(274.2)	85.5	(359.8)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(491.4)	136.3	(627.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(16.3)	(22.1)	5.8
Tax effects related to others	25	233.5	(28.5)	262.1

*1	Amount related to Retirement Benefits Accounting includes ¥(84.5) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated

	(Billions of yen)
	As of September 30, 2015		As of March 31, 2015
		Change
Net Deferred Tax Assets	(396.7)	90.5	(487.3)

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2015 to September 30, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,743.0
Income before Income Taxes	2	3,660.0
Tax Adjustments *[1]	3	14.1
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,674.1

Effective Statutory Tax Rate	5	32.98%/32.19%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,186.6

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2015.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2011	461.1
Fiscal 2012	80.5
Fiscal 2013	304.2
Fiscal 2014	546.7
First Half of Fiscal 2015 (estimate)	315.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.
*3.	Figure for the first half of fiscal 2015 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2015		As of March 31, 2015
			Change
Reserves for Possible Losses on Loans	7	162.0	(10.1)	172.2
Impairment of Securities	8	163.2	9.6	153.6
Net Unrealized Losses on Other Securities	9	11.7	4.8	6.9
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	—	(5.0)	5.0
Tax Losses Carried Forward	12	—	—	—
Other	13	256.3	(13.0)	269.3

Total Deferred Tax Assets	14	593.3	(13.7)	607.1

Valuation Allowance	15	(188.8)	(14.2)	(174.5)

Sub-Total [ 14 + 15 ]	16	404.5	(27.9)	432.5

Amount related to Retirement Benefits Accounting *[1]	17	(142.2)	(8.4)	(133.8)
Net Unrealized Gains on Other Securities	18	(463.7)	123.0	(586.8)
Net Deferred Hedge Gains	19	(17.4)	(17.4)	—
Other	20	(42.4)	6.9	(49.3)

Total Deferred Tax Liabilities	21	(665.9)	104.1	(770.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(261.3)	76.1	(337.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(465.6)	123.6	(589.3)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(17.4)	(22.5)	5.0
Tax effects related to others	25	221.7	(25.0)	246.7

*1	Amount related to Retirement Benefits Accounting includes ¥(79.7) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ② of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥3,743.0 billion [1]

Income before Income Taxes: ¥3,660.0 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,674.1 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥593.3 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥188.8 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥665.9 billion [21], ¥261.3 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2015 to September 30, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	299.0
Income before Income Taxes	2	267.9
Tax Adjustments *[1]	3	(8.1)
Taxable Income before Current Deductible Temporary Differences *[2]	4	259.7

Effective Statutory Tax Rate	5	33.00%/32.20%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	83.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2015.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2011	30.8
Fiscal 2012	26.8
Fiscal 2013	39.9
Fiscal 2014	14.6
First Half of Fiscal 2015 (estimate)	17.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2015 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2015		As of March 31, 2015
			Change
Reserves for Possible Losses on Loans	7	2.1	(0.0)	2.1
Impairment of Securities	8	14.1	1.1	12.9
Net Unrealized Losses on Other Securities	9	0.1	0.0	0.0
Reserve for Employee Retirement Benefits	10	11.1	(0.4)	11.5
Net Deferred Hedge Losses	11	1.1	0.3	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	4.0	(3.1)	7.2

Total Deferred Tax Assets	14	32.7	(2.0)	34.8

Valuation Allowance	15	(14.7)	(1.1)	(13.5)

Sub-Total [ 14 + 15 ]	16	18.0	(3.2)	21.2

Amount related to Retirement Benefits Accounting *[1]	17	(4.8)	—	(4.8)
Net Unrealized Gains on Other Securities	18	(25.5)	12.3	(37.9)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.5)	0.3	(0.8)

Total Deferred Tax Liabilities	21	(30.9)	12.7	(43.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(12.8)	9.4	(22.3)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(25.8)	12.6	(38.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	1.1	0.3	0.7
Tax effects related to others	25	11.7	(3.5)	15.3

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ② of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥299.0 billion [1]

Income before Income Taxes: ¥267.9 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥259.7 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥32.7 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥14.7 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥30.9 billion [21], ¥12.8 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-33

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2015		As of March 31, 2015
Aggregate Figures for the 2 Banks		Change

Deposits	82,373.1	520.8	81,852.3

Individual Deposits	39,889.0	402.5	39,486.5
Corporate Deposits	36,338.0	(190.0)	36,528.0
Financial/Government Institutions	6,146.0	308.2	5,837.7
Mizuho Bank
Deposits	79,460.0	231.7	79,228.3

Individual Deposits	38,775.8	436.4	38,339.3
Corporate Deposits	35,193.0	(249.3)	35,442.3
Financial/Government Institutions	5,491.2	44.6	5,446.5
Mizuho Trust & Banking
Deposits	2,913.0	289.0	2,623.9

Individual Deposits	1,113.2	(33.8)	1,147.1
Corporate Deposits	1,145.0	59.2	1,085.7
Financial/Government Institutions	654.7	263.6	391.1

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of September 30, 2015		As of March 31, 2015
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	52	5	47
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	90	(1)	91
Employees (excluding Executive Officers as defined in our internal regulations)	32,033	1,168	30,865
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of September 30, 2015		As of March 31, 2015
		Change
Directors and Executive Officers as defined in the Companies Act	26	6	20
Executive Officers as defined in the Companies Act	18	6	12
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	34	(4)	38
Employees (excluding Executive Officers as defined in our internal regulations)	1,277	125	1,152

*       MHFG transformed itself into a Company with Nominating Committee and others which was approved at the ordinary general meeting of shareholders on June 24, 2014. Executive Officers as defined in the Companies Act include those doubling as Directors of Mizuho Financial Group, Inc.

Non-Consolidated

Mizuho Bank

	As of September 30, 2015		As of March 31, 2015
		Change
Directors and Auditors	20	1	19
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	66	1	65
Employees (excluding Executive Officers as defined in our internal regulations)	27,522	961	26,561

Mizuho Trust & Banking
Directors and Auditors	13	(2)	15
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	21	4	17
Employees (excluding Executive Officers as defined in our internal regulations)	3,234	82	3,152

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities

	As of September 30, 2015		As of March 31, 2015
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	68	5	63
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	110	—	110
Employees (excluding Executive Officers as defined in our internal regulations)	39,152	1,439	37,713
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Securities

	As of September 30, 2015		As of March 31, 2015
		Change
Directors and Auditors	18	—	18
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	33	1	32
Employees (excluding Executive Officers as defined in our internal regulations)	7,119	271	6,848

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of September 30, 2015		As of March 31, 2014
		Change
Head Offices and Domestic Branches	455	—	455
Overseas Branches	25	1	24
Domestic Sub-Branches	59	2	57
Overseas Sub-Branches	15	1	14
Overseas Representative Offices	6	(1)	7

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	25	1	24
Domestic Sub-Branches	41	1	40
Overseas Sub-Branches	15	1	14
Overseas Representative Offices	6	(1)	7

*      Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	18	1	17
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2015

Consolidated

	(Billions of yen)
	Fiscal 2015
Ordinary Profits	980.0
Profit Attributable to Owners of Parent	630.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2015
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	810.0	750.0	60.0
Ordinary Profits	790.0	735.0	55.0
Net Income	535.0	500.0	35.0

Credit-related Costs	(50.0)	(50.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-37

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥29,829,966	¥25,803,781	¥4,026,185
Call Loans	319,694	396,839	(77,144)
Receivables under Resale Agreements	560,681	525,653	35,027
Guarantee Deposits Paid under Securities Borrowing Transactions	20,173	133,336	(113,162)
Other Debt Purchased	578,249	543,683	34,566
Trading Assets	5,276,014	5,761,693	(485,678)
Money Held in Trust	3,220	3,249	(28)
Securities	38,445,416	41,235,710	(2,790,294)
Loans and Bills Discounted	71,124,677	70,873,844	250,833
Foreign Exchange Assets	1,559,078	1,559,516	(437)
Derivatives other than for Trading	4,625,858	5,062,613	(436,755)
Other Assets	1,558,571	1,735,907	(177,336)
Tangible Fixed Assets	829,837	828,583	1,253
Intangible Fixed Assets	561,470	469,546	91,923
Prepaid Pension Cost	441,987	415,694	26,292
Customers’ Liabilities for Acceptances and Guarantees	5,435,983	6,193,731	(757,747)
Reserves for Possible Losses on Loans	(382,819)	(434,828)	52,008
Reserve for Possible Losses on Investments	—	(1)	1

Total Assets	¥160,788,060	¥161,108,555	¥(320,494)

Liabilities
Deposits	¥95,805,535	¥93,528,342	¥2,277,193
Negotiable Certificates of Deposit	13,639,653	14,830,058	(1,190,404)
Call Money	3,636,215	3,469,055	167,160
Payables under Repurchase Agreements	9,936,844	10,131,327	(194,483)
Guarantee Deposits Received under Securities Lending Transactions	245,228	513,983	(268,755)
Commercial Paper	388,413	—	388,413
Trading Liabilities	4,210,264	4,397,160	(186,896)
Borrowed Money	8,507,293	8,315,873	191,419
Foreign Exchange Liabilities	829,322	625,566	203,756
Short-term Bonds	21,000	25,000	(4,000)
Bonds and Notes	4,502,391	4,624,117	(121,726)
Derivatives other than for Trading	4,326,087	5,006,591	(680,503)
Other Liabilities	1,791,826	1,640,679	151,146
Reserve for Bonus Payments	14,886	19,933	(5,047)
Reserve for Possible Losses on Sales of Loans	220	13	207
Reserve for Contingencies	1,310	1,544	(234)
Reserve for Reimbursement of Deposits	15,583	14,772	811
Reserve for Reimbursement of Debentures	42,905	48,878	(5,972)
Deferred Tax Liabilities	261,382	337,508	(76,126)
Deferred Tax Liabilities for Revaluation Reserve for Land	71,897	72,392	(494)
Acceptances and Guarantees	5,435,983	6,193,731	(757,747)

Total Liabilities	153,684,247	153,796,531	(112,284)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,795	2,286,795	—
Capital Reserve	655,324	655,324	—
Other Capital Surplus	1,631,471	1,631,471	—
Retained Earnings	2,023,100	1,982,352	40,748
Appropriated Reserve	169,829	121,296	48,532
Other Retained Earnings	1,853,271	1,861,055	(7,783)
Retained Earnings Brought Forward	1,853,271	1,861,055	(7,783)

Total Shareholders’ Equity	5,713,961	5,673,213	40,748

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,200,361	1,497,419	(297,058)
Net Deferred Hedge Gains (Losses), net of Taxes	44,044	(5,028)	49,072
Revaluation Reserve for Land, net of Taxes	145,446	146,419	(972)

Total Valuation and Translation Adjustments	1,389,852	1,638,811	(248,958)

Total Net Assets	7,103,813	7,312,024	(208,210)

Total Liabilities and Net Assets	¥160,788,060	¥161,108,555	¥(320,494)

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Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2015 (A)	For the six months ended September 30, 2014 (B)	Change (A) - (B)
Ordinary Income	¥1,151,966	¥1,097,799	¥54,166
Interest Income	607,917	605,686	2,230
Interest on Loans and Bills Discounted	401,045	397,614	3,431
Interest and Dividends on Securities	144,430	151,074	(6,643)
Fee and Commission Income	239,556	214,957	24,599
Trading Income	49,353	24,072	25,281
Other Operating Income	117,133	125,889	(8,755)
Other Ordinary Income	138,004	127,193	10,810

Ordinary Expenses	740,910	699,655	41,255
Interest Expenses	177,060	154,867	22,193
Interest on Deposits	58,867	42,339	16,527
Fee and Commission Expenses	51,858	47,953	3,905
Trading Expenses	6,151	2,710	3,441
Other Operating Expenses	22,612	34,602	(11,990)
General and Administrative Expenses	416,470	418,479	(2,009)
Other Ordinary Expenses	66,756	41,042	25,714

Ordinary Profits	411,055	398,143	12,911

Extraordinary Gains	5,881	1	5,880

Extraordinary Losses	1,610	2,209	(599)

Income before Income Taxes	415,326	395,935	19,391
Income Taxes:
Current	110,150	100,841	9,308
Deferred	22,750	29,553	(6,802)

Net Income	¥282,426	¥265,540	¥16,886

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Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2015	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥121,296	¥1,861,055	¥1,982,352	¥5,673,213	¥1,497,419	¥(5,028)	¥146,419	¥1,638,811	¥7,312,024

Changes during the period
Cash Dividends					48,532	(291,193)	(242,661)	(242,661)					(242,661)
Net Income						282,426	282,426	282,426					282,426
Transfer from Revaluation Reserve for Land, net of Taxes						983	983	983					983
Net Changes in Items other than Shareholders’ Equity									(297,058)	49,072	(972)	(248,958)	(248,958)

Total Changes during the period	—	—	—	—	48,532	(7,783)	40,748	40,748	(297,058)	49,072	(972)	(248,958)	(208,210)

Balance as of September 30, 2015	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥169,829	¥1,853,271	¥2,023,100	¥5,713,961	¥1,200,361	¥44,044	¥145,446	¥1,389,852	¥7,103,813

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,855,222	¥1,457,944	¥397,278
Call Loans	4,318	6,852	(2,533)
Other Debt Purchased	15,052	48,713	(33,660)
Trading Assets	74,011	67,185	6,826
Money Held in Trust	2,706	3,415	(708)
Securities	1,419,344	1,887,153	(467,808)
Loans and Bills Discounted	3,315,643	3,068,451	247,192
Foreign Exchange Assets	4,628	7,088	(2,460)
Other Assets	118,008	79,017	38,990
Tangible Fixed Assets	24,763	26,561	(1,797)
Intangible Fixed Assets	22,449	17,624	4,825
Prepaid Pension Cost	47,769	45,785	1,984
Customers’ Liabilities for Acceptances and Guarantees	43,861	41,828	2,032
Reserves for Possible Losses on Loans	(5,789)	(6,811)	1,022
Reserve for Possible Losses on Investments	—	(1)	1

Total Assets	¥6,941,994	¥6,750,811	¥191,183

Liabilities
Deposits	¥2,915,231	¥2,637,041	¥278,190
Negotiable Certificates of Deposit	553,510	579,810	(26,300)
Call Money	891,566	1,072,860	(181,293)
Payables under Repurchase Agreements	47,988	12,022	35,966
Guarantee Deposits Received under Securities Lending Transactions	488,369	436,750	51,619
Trading Liabilities	71,694	63,242	8,452
Borrowed Money	277,368	221,967	55,400
Foreign Exchange Liabilities	0	—	0
Bonds and Notes	40,000	42,200	(2,200)
Due to Trust Accounts	1,046,832	1,008,363	38,469
Other Liabilities	23,190	43,236	(20,046)
Reserve for Bonus Payments	1,999	1,909	89
Reserve for Reimbursement of Deposits	1,101	1,079	22
Deferred Tax Liabilities	12,876	22,342	(9,466)
Acceptances and Guarantees	43,861	41,828	2,032

Total Liabilities	6,415,589	6,184,654	230,934

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	161,272	168,935	(7,662)
Appropriated Reserve	23,327	17,471	5,856
Other Retained Earnings	137,945	151,464	(13,519)
Retained Earnings Brought Forward	137,945	151,464	(13,519)

Total Shareholders’ Equity	424,147	431,810	(7,662)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	104,681	136,022	(31,341)
Net Deferred Hedge Gains (Losses), net of Taxes	(2,424)	(1,676)	(748)

Total Valuation and Translation Adjustments	102,256	134,345	(32,089)

Total Net Assets	526,404	566,156	(39,751)

Total Liabilities and Net Assets	¥6,941,994	¥6,750,811	¥191,183

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2015 (A)	For the six months ended September 30, 2014 (B)	Change (A) - (B)
Ordinary Income	¥98,773	¥92,006	¥6,767
Fiduciary Income	26,782	25,301	1,481
Interest Income	25,460	24,188	1,272
Interest on Loans and Bills Discounted	14,294	15,704	(1,409)
Interest and Dividends on Securities	10,222	7,662	2,560
Fee and Commission Income	24,160	23,820	340
Trading Income	888	1,035	(146)
Other Operating Income	14,440	9,311	5,129
Other Ordinary Income	7,040	8,349	(1,309)

Ordinary Expenses	68,030	61,204	6,826
Interest Expenses	5,435	5,306	128
Interest on Deposits	1,079	826	252
Fee and Commission Expenses	12,919	12,785	134
Other Operating Expenses	6,676	3,381	3,294
General and Administrative Expenses	39,729	38,904	824
Other Ordinary Expenses	3,269	825	2,443

Ordinary Profits	30,742	30,801	(58)

Extraordinary Gains	864	—	864

Extraordinary Losses	122	106	16

Income before Income Taxes	31,485	30,695	790
Income Taxes:
Current	6,298	24	6,274
Deferred	3,564	(4,565)	8,130

Net Income	¥21,622	¥35,236	¥(13,614)

2-42

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity							Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of April 1, 2015	¥247,369	¥15,505	¥15,505	¥17,471	¥151,464	¥168,935	¥431,810	¥136,022	¥(1,676)	¥134,345	¥566,156

Changes during the period
Cash Dividends				5,856	(35,141)	(29,284)	(29,284)				(29,284)
Net Income					21,622	21,622	21,622				21,622
Net Changes in Items other than Shareholders’ Equity								(31,341)	(748)	(32,089)	(32,089)

Total Changes during the period	—	—	—	5,856	(13,519)	(7,662)	(7,662)	(31,341)	(748)	(32,089)	(39,751)

Balance as of September 30, 2015	¥247,369	¥15,505	¥15,505	¥23,327	¥137,945	¥161,272	¥424,147	¥104,681	¥(2,424)	¥102,256	¥526,404

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of September 30, 2015	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	962,448	Money Trusts	19,395,230
Securities	1,105,292	Pension Trusts	4,336,732
Beneficiary Rights to the Trusts	45,656,431	Property Formation Benefit Trusts	5,203
Securities held in Custody Accounts	430,708	Investment Trusts	13,088,805
Money Claims	4,000,941	Money Entrusted Other than Money Trusts	1,484,934
Tangible Fixed Assets	5,638,322	Securities Trusts	7,544,354
Intangible Fixed Assets	321,952	Money Claims Trusts	3,190,140
Other Claims	220,859	Land and Fixtures Trusts	160,661
Due from Banking Account	1,046,832	Composite Trusts	10,651,780
Cash and Due from Banks	479,080	Other Trusts	5,026

Total	59,862,870	Total	59,862,870

Notes:
1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥44,431,643 million.
3.	Joint trust assets under the management of other companies: ¥529,712 million.
	There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥14,478 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,895 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	14,478	Principal	673,545
Securities	3	Reserve	44
Others	659,222	Others	115

Total	673,705	Total	673,705

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Change (A) - (B)
Total Amount of Funds	27,205,908	24,555,608	2,650,300
Deposits	2,915,231	2,637,041	278,190
Negotiable Certificates of Deposit	553,510	579,810	(26,300)
Money Trusts	19,395,230	17,392,804	2,002,425
Pension Trusts	4,336,732	3,940,731	396,000
Property Formation Benefit Trusts	5,203	5,220	(16)
Loans and Bills Discounted	4,278,092	4,053,574	224,518
of Banking accounts	3,315,643	3,068,451	247,192
of Trust accounts	962,448	985,122	(22,674)
Securities for Investments	2,524,637	3,021,274	(496,636)
of Banking accounts	1,419,344	1,887,153	(467,808)
of Trust accounts	1,105,292	1,134,120	(28,828)

2-45